United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Larry M. Spirgel
Assistant Director

August 26, 2011

RE:   Magyar Telekom Telecommunications Plc.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 24, 2011
File No. 001-14720

Dear Mr. Spirgel,

Reference is made to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission dated August 5, 2011 addressed to Mr. Christopher Mattheisen, Chairman of the Board and Chief Executive Officer of Magyar Telekom Telecommunications Plc.  (the  “Company”). On behalf of the Company, we have responded to your comment as set forth below. We have inserted the Staff”s comment, which appears in italics, and we have responded below to your comment.

In addition to the foregoing comment, the Staff’s comment letter sought a statement regarding the following matters from the Company. Accordingly, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss our responses to your comment please contact me at +36 1 458 7100 or Thomas Stumpf, the Company’s Director of Accounting and Taxation at +36 1 457 4060.

Best regards,

Christopher Mattheisen
Chairman of the Board and Chief Executive Officer
Magyar Telekom Telecommunications Public Limited Company

SEC Staff’s Comment

Form 20-F for the Fiscal Year Ended December 31, 2010

Financial Statements

19.2 Legal cases, page F-79

36.2 Contingent liabilities, page F-102

We note your disclosure stating that for certain legal cases information required under IAS 37 is not disclosed, if you have concluded that the disclosure can be expected to seriously prejudice the outcome of the proceedings. Please explain to us, in detail, the nature of each legal matter where you have not provided all of the disclosures required under IAS 37. With respect to each legal matter, identify each required disclosure not provided and describe the specific facts and circumstances that were the basis for management concluding that if the disclosure had been provided it would have seriously prejudiced the outcome of the proceedings. Also, with respect to each legal matter, please quantify for us your estimate of the amount of possible loss or range of possible loss.

The Company’s response

The relevant paragraphs of the Company’s Notes to the consolidated financial statements included in the Company’s Form 20-F for the Fiscal Year Ended December 31, 2010 (the “2010 20-F”), provide as follows:

“19.2 Legal cases
Provisions for legal cases mainly include amounts expected to be paid to regulatory and competition authorities as well as to ex-employees and trading partners as a result of legal disputes. There are numerous legal cases for which provisions were recognized, none of which are individually material, therefore not disclosed. For certain legal cases information required under IAS 37 is not disclosed, if we have concluded that the disclosure can be expected to seriously prejudice the outcome of the proceedings.”

“36.2 Contingent liabilities
The most significant contingent liabilities of the Group are described below. No provisions have been recognized for these cases as management estimates that it is unlikely that these claims originating from past events would result in any material economic outflows from the Group, or the amount of the obligation cannot be measured with sufficient reliability. For certain cases described or referred to in this Note information required under IAS 37 is not disclosed, if we have concluded that the disclosure can be expected to seriously prejudice the outcome of the proceedings.”

Legal cases (provisions)

The relevant parts of IAS 37 provide as follows:

IAS 37.85 “An entity shall disclose the following for each class of provision:

(a) a brief description of the nature of the obligation and the expected timing of any resulting outflows of economic benefits;

(b) an indication of the uncertainties about the amount or timing of those outflows. Where necessary to provide adequate information, an entity shall disclose the major assumptions made concerning future events, as addressed in paragraph 48; and

(c) the amount of any expected reimbursement, stating the amount of any asset that has been recognised for that expected reimbursement.”

IAS 37.92 “In extremely rare cases, disclosure of some or all of the information required by paragraphs 84–89 can be expected to prejudice seriously the position of the entity in a dispute with other parties on the subject matter of the provision, contingent liability or contingent asset. In such cases, an entity need not disclose the information, but shall disclose the general nature of the dispute, together with the fact that, and reason why, the information has not been disclosed.”

As of the filing date of the 2010 20-F, the Company had 22 provisions for legal cases in excess of HUF 50 million (approximately USD 240,000) and none of these individual provisions exceeded 1.0% of the Company’s annual profit for 2010. For disclosure purposes the Company does not aggregate individual legal cases into separate classes. In light of the immateriality of the provisions, no disclosure of these individual provisions was required under IAS 37 and the Company did not rely on IAS 37.92 with respect to these cases.  However, the Company included the sentence regarding reliance on IAS 37.92 in accordance with its historical practice of doing so notwithstanding the immateriality of the provisions. In the past, the Company has disclosed provisions regarding certain ongoing legal cases, although these provisions were immaterial and not required to be disclosed under IAS 37. With respect to a legal case pending before a Budapest court, adverse parties in the proceedings used the Company’s disclosure of the provision to support their claims against the Company. In its financial statements going forward, the Company will not include this sentence in relation to its provisions for legal cases to the extent the provisions for these cases are immaterial and no disclosure is required under IAS 37.

Contingent liabilities

The relevant parts of IAS 37 provide as follows:

IAS 37.86 “Unless the possibility of any outflow in settlement is remote, an entity shall disclose for each class of contingent liability at the end of the reporting period a brief description of the nature of the contingent liability and, where practicable:

(a) an estimate of its financial effect, measured under paragraphs 36–52;

(b) an indication of the uncertainties relating to the amount or timing of any outflow; and

(c) the possibility of any reimbursement.”

IAS 37.92 “In extremely rare cases, disclosure of some or all of the information required by paragraphs 84–89 can be expected to prejudice seriously the position of the entity in a dispute with other parties on the subject matter of the provision, contingent liability or contingent asset. In such cases, an entity need not disclose the information, but shall disclose the general nature of the dispute, together with the fact that, and reason why, the information has not been disclosed.”

As has been previously disclosed by the Company and as disclosed in Item 8 “Other Financial Information—Legal proceedings—Investigation into certain consultancy contracts” and Item 15 “Controls and Procedures—Disclosure Controls and Procedures—Investigation” of the 2010 20-F, the U.S. Department of Justice (the “DoJ”) and the U.S. Securities and Exchange

Commission (the “SEC”), as well as other governmental authorities in certain other jurisdictions, have commenced investigations into certain of the Company’s activities that were the subject of the Company’s internal investigation into certain consultancy contracts.  In particular, the internal investigation examined whether the Company and/or its Montenegrin and Macedonian affiliates had made payments prohibited by U.S. laws or regulations, including the U.S. Foreign Corrupt Practices Act (the “FCPA”).

As of the filing date of the 2010 20-F, the Company, through its external legal counsel, was engaged in discussions with the DoJ and the SEC regarding the possibility of resolving their respective investigations through negotiated settlements.  The Company had not reached by that date any agreement with either the DoJ or the SEC and discussions with both agencies were ongoing.  At that point in time, a range of outcomes existed in connection with the investigations by the DoJ and the SEC, including a negotiated settlement or litigation in the event that no negotiated settlement could be reached.

In light of the information available to the Company at the time, including the Company’s understanding that outflows relating to the resolutions of the DoJ and SEC investigations could range anywhere from $0 (zero) upon successful litigation, to some unknown judicially-imposed maximum judgment upon losses at a civil and/or criminal trial, the Company did not disclose an estimated range of the possible financial effects of the outcome of the investigations by the DoJ and the SEC.  Although the DoJ and SEC had made known their then-current positions with respect to the financial aspects of a potential settlement, no particular settlement was probable and negotiations were continuing. Thus, the Company determined not to disclose the government’s then-current negotiating positions as the upper end of the range. The Company considered this would be prejudicial because to do so could have been viewed incorrectly as an acceptance by the Company of those positions.  Furthermore, the Company considered that disclosure of confidential negotiation positions of the DoJ and the SEC would jeopardize its position in ongoing discussions, and thus would have been detrimental to the Company as further negotiations were conducted.  In addition, due to the wide range of possible outcomes at the time of the filing of the 2010 20-F and the inability, based on the advice of external legal counsel, to both determine whether any outcome was more probable than any other and measure any potential liability in connection with the investigations with sufficient reliability, the Company believed that disclosure of the range would have been potentially misleading to investors.

In fact, discussions with the SEC and the DoJ have progressed since the time of filing of the 2010 20-F.  As announced by the Company on June 24, 2011 (a copy of which was furnished to the SEC on Form 6-K on the same date), the Company’s board of directors has approved an agreement in principle with the staff of the SEC to resolve the SEC’s investigation.  Pursuant to the agreement in principle, the Company, without admitting or denying the allegations against it, would consent to a permanent injunction from any future violations of the FCPA and to the payment of disgorgement and a conditional civil penalty. The agreement in principle reflects the SEC staff’s consideration of the Company’s self-reporting, remediation and cooperation with the SEC’s investigation. The agreement in principle is not a final settlement of the SEC’s investigation and the terms of any such settlement would be subject to final approval by the Company’s Board of Directors, the SEC and a U.S. District Court.  The Company continues to engage in discussions regarding the possibility of resolving the DoJ’s investigation.  In light of the agreement in principle with the SEC staff, and the ongoing negotiations with the DoJ, the Company recognized a provision of HUF 11.5 billion (USD 62.4 million) in connection with the investigations by the DoJ and the SEC in the second quarter of 2011.  In this same announcement on June 24, 2011, the Company noted that the amount of any payment obligation upon final settlement or other resolution of these investigations may differ from the amount of the provision.

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